Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2010

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$643
Plus:
Interest included in expense(b)	7,792
One-third of rental expense(c)	116
Adjusted “earnings”	$8,551

Fixed Charges:
Interest included in expense(b)	$7,792
Interest capitalized	20
One-third of rental expense(c)	116
Total fixed charges	$7,928

Ratio of earnings to fixed charges	1.08

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.